[redacted]

11015682

OMMISSION

Washington, D.C. 20549

SEC Mail Processing Section

FEB 22 2011

Washington, DC 110

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47547

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northern Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3003 Hamel Road P.O. Box 275
(No and Street)

Medina (City) MN (State) 55340-0275 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moquist Thorvilson Kaufmann Kennedy & Pieper LLC
(Name – *if individual, state last, first, middle name*)

7650 Edinborough Way Suite 225 (Address) Edina (City) MN (State) 55435 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DOUGLAS F. OTTEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northern Securities, Inc., as of 12/31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Nicole M. Wherley

Notary Public

NICOLE M WHERLEY
Notary Public
Minnesota
My Commission Expires Jan. 31, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTHERN SECURITIES, INC.

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2010 AND 2009

TABLE OF CONTENTS

MTK

MOQUIST THORVILSON KAUFMANN
KENNEDY & PIEPER LLC
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholder
Northern Securities, Inc.
Medina, Minnesota

We have audited the accompanying statements of financial condition of Northern Securities, Inc. as of December 31, 2010 and 2009, and the related statements of operations, stockholder's equity and cash flows, for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Northern Securities, Inc. as of December 31, 2010 and 2009, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Moquist Thorvilson Kaufmann Kennedy & Pieper LLC

Edina, Minnesota
February 9, 2011

7650 Edinborough Way, Suite 225 · Edina, Minnesota 55435 · *Phone* 952-854-5700 · *Fax* 952-854-1163
3140 Harbor Lane, Suite 100 · Plymouth, Minnesota 55447 · *Phone* 763-550-1100 · *Fax* 763-550-1644
www.mtkcpa.com

STATEMENTS OF FINANCIAL CONDITION
December 31, 2010 and 2009

ASSETS	**2010**	**2009**
Cash and equivalents	$ 11,643	$ 11,644
Accounts receivable (no allowance for doubtful accounts deemed necessary in 2010 and 2009)	1,817	1,535
Total assets	$ 13,460	$ 13,179
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Loan from stockholder	$ 820	$ -
Total liabilities	820	-
Stockholder's equity:		
Common stock - no par value; 100 shares authorized, issued and outstanding	1,000	1,000
Additional paid in capital	17,983	17,983
Accumulated deficit	(6,343)	(5,804)
Total stockholder's equity	12,640	13,179
Total liabilities and stockholder's equity	$ 13,460	$ 13,179

See notes to financial statements.

STATEMENTS OF OPERATIONS
Years Ended December 31, 2010 and 2009

	2010	2009
Revenue	$ 13,481	$ 12,099
Operating expenses:		
Compensation and benefits	3,699	2,776
Dues and subscriptions	-	1,198
Professional services	3,475	2,984
General and administrative	6,846	4,847
Total operating expenses	14,020	11,805
Income (loss) before income taxes	(539)	294
Income tax provision	-	-
Net income (loss)	$ (539)	$ 294

See notes to financial statements.

STATEMENTS OF STOCKHOLDER'S EQUITY
December 31, 2010 and 2009

	Common Stock		Additional Paid in Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
Balances, December 31, 2008	100	$ 1,000	$ 17,983	$ (6,098)	$ 12,885
Net income	-	-	-	294	294
Balances, December 31, 2009	100	1,000	17,983	(5,804)	13,179
Net loss	-	-	-	(539)	(539)
Balances, December 31, 2010	100	$ 1,000	$ 17,983	$ (6,343)	$ 12,640

See notes to financial statements.

STATEMENTS OF CASHFLOWS
Years Ended December 31, 2010 and 2009

	2010	2009
Cash flows from operating activities:		
Net income (loss)	$ (539)	$ 294
Adjustments to reconcile net income (loss) to net cash flows used in operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable	(282)	(540)
Net cash flows used in operating activities	(821)	(246)
Cash flows from financing activities:		
Loan from stockholder	820	-
Net cash flows from financing activities	820	-
Net decrease in cash	(1)	(246)
Cash and equivalents, beginning of year	11,644	11,890
Cash and equivalents, end of year	$ 11,643	$ 11,644

See notes to financial statements.

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER INFORMATION

Nature of Business

Northern Securities, Inc. was formed on March 14, 1994. The Company is a licensed broker-dealer selling mutual funds and annuities on a subscription basis. The Company is a member in good standing of the Financial Regulatory Authority (FINRA), having been accepted for membership on August 19, 1994. Its principle market is the Minneapolis / St. Paul metropolitan area.

The Company holds no customer securities or cash.

The Company is exempt from the requirements of Rule 15c3-3 of the Securities Exchange Commission (the "Rule"), based on the exemption provisions contained in Section K(1) of the Rule.

Concentrations of Risk

Major Customers

The Company is dependent on a small number of customers for its revenue. Three customers accounted for 95% of its revenue in 2010 and 2009. The total concessions receivable associated with these customers as of December 31, 2010 and 2009, was $1,723 and $1,521, respectively.

	2010		2009	
Customer	Percent of Revenues	Percent of Receivables	Percent of Revenues	Percent of Receivables
A	56%	28%	36%	0%
B	26%	54%	30%	67%
C	13%	13%	29%	32%

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of balance sheet presentation and reporting of cash flows, the Company considers all unrestricted demand deposits, money market funds and highly liquid debt instruments with a maturity of less than 90 days to be cash and cash equivalents.

Fair value of financial instruments

The financial instruments of the Company consist of cash, accounts receivable and loan from stockholder. The Company estimates the fair value of all financial instruments at the balance sheet date. The Company considers the carrying values of its financial instruments in the financial statements to approximate fair values.

Revenue recognition

The Company earns and recognizes commission revenues once they are earned.

Accounts receivable

Accounts receivable are recorded at the invoiced amount. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility. Account balances are charged off against the allowance when potential for recovery is considered remote.

Income Taxes

The Company accounts for income taxes using an asset and liability approach to financial accounting and reporting for income taxes. Accordingly, deferred tax assets and liabilities arise from the difference between the tax basis of an asset or liability and its reported amount in the financial statements. Deferred tax amounts are determined using the tax rates expected to be in effect when the taxes will actually be paid or refunds received, as provided under currently enacted tax law. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense or benefit is the tax payable or refundable, respectively, for the period plus or minus the change in deferred tax assets and liabilities during the period. The Company has recorded a full valuation allowance for its net deferred tax assets as of December 31, 2010 and 2009 because realization of those assets is not reasonably assured.

The Company will recognize a financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2010 and 2009

2 LOAN FROM STOCKHOLDER

On November 22, 2010, the sole stockholder loaned $820 to the Company for working capital purposes. The loan is unsecured, non interest bearing and is due on demand. The balance of the loan as of December 31, 2010 is $820.

3 INCOME TAXES

The provision (benefit) for income taxes consists of the following for the years ended December 31, 2010 and 2009:

	2010	2009
Current	$ -	$ -
Deferred	(110)	60
Subtotal	(110)	60
Valuation allowance	110	(60)
Provision for income taxes	$ -	$ -

The provision for income taxes varies from the statutory rate applied to the total income (loss) as follows for the years ended December 31, 2010 and 2009:

	2010	2009
Federal income tax expense (benefit) at 15%	$ (75)	$ 44
State tax expense (benefit), net of federal	(35)	16
Current valuation allowance	110	(60)
Provision for income taxes	$ -	$ -

Significant components of the Company's estimated deferred tax balances consist of the following at December 31, 2010 and 2009:

	2010	2009
Deferred tax assets:		
Net operating loss carryforward	$ 330	$ 220
Valuation allowance	(330)	(220)
Net deferred tax assets	$ -	$ -

The Company has a total net operating loss carryforward of approximately $1,450 which begins to expire in 2028 through 2030. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences will become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. The Company has recorded a full valuation allowance against its net deferred tax assets because it is not currently able to conclude that it is more likely than not that these assets will be realized. The amount of deferred tax assets considered to be realizable could be increased in the near term if estimates of future taxable income during the carryforward period are increased.

The Company had no uncertain tax positions as of December 31, 2010 and 2009.

The Company did not have any material unrecognized tax benefits as of December 31, 2010 and 2009. The Company recognizes potential accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. To the extent interest and penalties are not assessed with respect to uncertain tax positions, amounts accrued will be reduced and reflected as a reduction of the overall income tax provision. The Company recorded no interest and penalties during the years ended December 31, 2010 and 2009 and had no accrued interest and penalties as of December 31, 2010 and 2009. The Company is subject to U.S. federal tax examinations by tax authorities for all tax years since the tax year ended December 31, 2007. The Company is open to state tax audits until the applicable statute of limitations expires.

4 PENSION PLAN

The Company sponsors a money purchase and profit sharing plan covering all employees. Company contributions are voluntary and at the discretion of the Board of Directors. The company made no contributions to the plan in 2010 and 2009.

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2010 and 2009

5 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2010 and 2009, the Company's net capital was $12,407 and $12,947, respectively, which was $7,407 and $7,947, respectively, in excess of the required net capital of $5,000. The Company's net ratio of aggregate indebtedness to net capital was 0.07 to 1 and 0.0 to 1 at December 31, 2010 and 2009, respectively.

6 SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 9, 2011, the date which the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

MOQUIST THORVILSON KAUFMANN
KENNEDY & PIEPER LLC

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE ACT OF 1934

Board of Directors and Stockholder
Northern Securities, Inc.
Medina, Minnesota

We have audited the accompanying financial statements of Northern Securities, Inc. as of December 31, 2010 and 2009 and for the years then ended and have issued our report thereon dated February 9, 2011. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule that follows is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moquist Thorvilson Kaufmann Kennedy & Pieper LLC

Edina, Minnesota
February 9, 2011

7650 Edinborough Way, Suite 225 · Edina, Minnesota 55435 · Phone 952-854-5700 · Fax 952-854-1163
3140 Harbor Lane, Suite 100 · Plymouth, Minnesota 55447 · Phone 763-550-1100 · Fax 763-550-1644
www.mtkcpa.com

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

	December 31, 2010	December 31, 2009
Computation of net capital:		
Total stockholder's equity	$ 12,640	$ 13,179
Less haircuts on securities, $11,625 x 2% and $11,619 x 2%, respectively	(233)	(232)
Net capital	$ 12,407	$ 12,947
Total aggregate indebtedness	$ 820	$ -
Ratio of aggregate indebtedness to net capital	7%	0%

See independent auditor's report on supplementary information.

MOQUIST THORVILSON KAUFMANN
KENNEDY & PIEPER LLC
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors and Stockholder
Northern Securities, Inc.
Medina, Minnesota

In planning and performing our audit of the financial statements and supplementary schedules of Northern Securities, Inc. (the Company) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(1)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

7650 Edinborough Way, Suite 225 · Edina, Minnesota 55435 · Phone 952-854-5700 · Fax 952-854-1163
3140 Harbor Lane, Suite 100 · Plymouth, Minnesota 55447 · Phone 763-550-1100 · Fax 763-550-1644
www.mtkcpa.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A ***control deficiency*** exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A ***significant deficiency*** is a deficiency, or combination of deficiencies in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A ***material weakness*** is a significant deficiency, or combination of significant deficiencies, such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, except for the lack of segregation of duties. We consider this to be a material weakness and communicated it in writing to management and those charged with governance on February 9, 2011.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding on our study, we believe the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives except for the lack of segregation of duties as noted above. However, this control weakness is inevitable considering the Company has only one employee.

This report is intended solely for the use of the Board of Directors, Stockholder, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moquist Thorvilson Kaufmann Kennedy & Pieper LLC

Edina, Minnesota
February 9, 2011